BERKLEY RESOURCES INC.

ANNUAL REPORT – 2004

PROFILE

Based in Vancouver and Calgary, Berkley Resources Inc. focuses on the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The company presently holds working interests, ranging from 1% to 35%, in approximately 40 oil and gas wells. Berkley also holds commercial real estate in downtown Vancouver.

ASSETS IN ALBERTA AND SASKATCHEWAN

Almost all of Berkley’s production comes from seven discrete areas. Three are natural gas, three produce oil and one is a combination of oil and gas. Five areas have produced for several years, while Senex and Brazeau are new developments.

ZAMA VIRGO: 5% ORR
Operated by Apache Canada Ltd. Will produce about $35,000 cash flow to Berkley in 2005.

SENEX: 15-20% W.I.
Multi-zone prospect, two wells producing over 75 bbl/day. Three additional wells drilled and cased. 3D seismic conducted in January 2005.

JOHN LAKE: 10% W.I.
Solid producer of $125,000-$150,000 net cash flow annually. Operated by Crescent Energy Partnership.

STURGEON LAKE: 27.5% W.I.
Well-defined seismic opportunity with target recoverable reserves of 5 to 10 million barrels.

LEDUC: 6% W.I.
One gas well in production. Additional wells to be drilled/tested with results pending. Should provide $125,000-$150,000 to Berkley in 2005.

BRAZEAU: 19.5% W.I.
Placed in production February 2005 at 4 mmcf/d with substantial liquids.

CROSSFIELD: 35% W.I.
Now ready to drill. Primary objective is natural gas in the Crossfield formation at a depth of approximately 9,800 feet.

CARBON: 6 — 10% W.I.
Operated by ATCO Gas. Generates a steady cash flow which will total approximately $80,000 in 2005.

DOLLARD: 20% W.I.
On-line production purchased in 2003. Cash flow for 2005 projected at $100,000. Production expected to increase.

HIGHLIGHTS

Berkley has been successful in developing new projects offering significant upside opportunities. In particular, the Leduc and Brazeau projects hold promise for meaningful increases in cash flow, while Senex offers a longer-range exploitation opportunity that could occupy the company’s focus well into the future.

Key investment features include:

•	Current production of 300-400 barrels of oil equivalent per day (boe/d).

•	Proved reserves of approximately 750,000 barrels of oil equivalent (boe).*

•	Cash position of approximately $1 million.

•	Undeveloped land holdings of approximately 20,000 acres.

•	Access to substantial amounts of 2D and 3D seismic data.

•	Growth “through the drill bit:” technical approach focused on low-to-medium risk drilling opportunities.

•	Management team with significant experience within the Western Canada sedimentary basin.

•	Aggressive exploration and drilling program underway through 2005.

• Prepared in accordance with National Instrument 51-101, compiled by Independent Qualified Reserves Evaluators Gilbert Laustsen Jung Associates Ltd. and Degolyer and MacNaughton Canada Limited, December 2004.

TO OUR SHAREHOLDERS

While oil and gas markets remained strong through the year, we made significant progress in our quest to become a leading, junior-tier resource company in Canada. Our strategy is to acquire and develop low-to-medium risk drilling opportunities in the Western Canadian basin where we have considerable experience and expertise. In this regard, I’m happy to report a number of achievements in 2004.

We brought four new projects to the drill-ready stage and drilled successfully at Brazeau. Subsequent to the year-end, in April, 2005, Brazeau was producing 4mmcf/d (Berkley W.I. 30% through payout, then 19.5%). We raised over $3 million for exploration and development, and brought two suspended oil wells back on stream at Senex with a combined average production of 75 barrels per day (15 barrels net). At Leduc, one gas well was tied in and brought to production in August at 1.4 million cubic feet per day (Berkley W.I. 6% through payout).

Brazeau, Senex and Leduc offer significant opportunity to expand Berkley’s cash flow in 2005 and beyond. Other projects, particularly Crossfield, hold similar or greater potential. Concurrently, ongoing production from our John Lake, Carbon, Zama/Virgo and Dollard projects provides steady cash flow of $350,000-$400,000 annually as we move ahead with our new projects.

Berkley has been investing in the oil and gas industry for over 15 years. However, during the past two years we have increased our focus towards project development and assembled a portfolio of Class “A” prospects. These will be drilled throughout 2005 and beyond. Success in developing any one or more of these prospects will add significantly to the company’s existing production base of 300-400 barrels of oil equivalent per day. At the same time, we will continue to seek out new and high quality joint ventures.

ON BEHALF OF THE BOARD OF DIRECTORS:

Matt Wayrynen, President

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2004

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the year ended December 31, 2004 should be read in conjunction with the December 31, 2004 Annual Financial Statements and the related notes. The effective date of this report is April 22, 2005.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas
The Company’s continued commitment to prospect development has resulted in four new projects being brought to drill-ready stage, one of which (Brazeau) was drilled in 2004. The access to cash enjoyed by the Company and the quality of these four prospects has resulted in the Company’s decision to participate fully in the costs to drill two more of these prospects while farming-out a portion of the fourth. The Company’s decision to participate in drilling costs in whole or in part, or to farm-out some or all of the drilling costs, is influenced by management’s assessment of the risk to reward index each project offers. An otherwise cash strong industry resulting from sustained high prices for both oil and natural gas continues to provide a strong demand for farm-out opportunities, however that same demand limits the number of farm-in opportunities available to the Company. Accordingly, the Company will continue to develop new prospects for its own account.

The Company presently holds working interests in approximately 40 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts will continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from seven discrete areas. Three are natural gas, three produce oil and one has a combination of oil and gas. Five areas have been producing for several years while two projects (one oil and one gas) are new developments.

Oil and Gas Industry Overview
Although 2004 saw a 32% increase in the average price paid for West Texas Intermediate (WTI) oil over that paid during 2003, natural gas prices did not track the substantial increase experienced for WTI benchmark oil. The steady average price received for natural gas during 2004 of about Cdn. $6.50 per thousand cubic feet (mcf) followed a 65% increase during 2003 over 2002. The 2002/2003 increase partially explains the limited change during 2004; however natural gas also competes with energy sources other than WTI oil. Regardless of cause, natural gas prices remained strong and steady throughout 2004 while oil prices soared to new heights.

Oil prices opened on January 1, 2004, at U.S. $32.78 per barrel for West Texas Intermediate (WTI) and rose steady throughout 2004 to close December 31, 2004 at U.S. $43.65. The average 2004 full year price for WTI was over U.S. $41.00 per barrel, compared to U.S. $31.00 for 2003 – a 32% increase year over year. Natural gas opened the year 2004 at Cdn. $6.38 per thousand cubic feet (mcf) and closed December 31, 2004 at Cdn. $6.30. The full year average for 2004 was about Cdn. $6.50 mostly unchanged over 2003. The first quarter 2005 has seen oil prices exceed U.S. $55.00 per barrel while natural gas prices have remained steady near Cdn. $7.00/mcf.

The combination of steady natural gas prices and very strong oil prices during 2004 again provided large amounts of unbudgeted cash flow to producers. This strong cash flow kept Income Trust Funds operating at a high activity level as it did for all senior producers. The inevitable shortage of available on-line production saw Income Trust Funds start the merger process as a means of maintaining production levels whereas junior and mid-sized firms turned to the drill bit to develop new reserves. This combination saw on-line production being purchased at very high prices, if and when available, and drilling and operating costs reaching record highs, if and when equipment and services were available. These pressures are expected to continue into 2005 which will call for diligent attention to forward planning by the Company and indeed all operators.

Overall, 2004 was highly active on several fronts. In many ways it was a difficult atmosphere in which to do business. Although 2005 has started off as a continuation of 2004 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

Company Activity

The Company was successful with its 2004 plan to participate in drilling higher interest wells and to sell some of its lower interest properties. In the Brazeau Area of Alberta the Company paid 30% of the well costs to earn 19.50% working interest in a significant natural gas target. The well was completed as a producing gas well and was placed on production during the first quarter 2005. The Company has one smaller interest (6.67%) gas prospect and two additional high-interest, drill-ready projects – one natural gas and one oil – both to be drilled in 2005. The Company holds 35% W.I. in the natural gas prospect and 27.50% interest in the oil prospect. Both can be drilled during the less-busy part of the year making drilling and service equipment costs available at more reasonable rates. Specific projects include:

(a) Leduc Area, Alberta

The Wabamun (D-1) gas well “MEC Leduc 11-33-49-26 W4M” has been tied-in and on production since August 6, 2004 at 1.4 million cubic feet per day (1.4 mmcf/d). The Company participated for its 6.67% share to acquire two additional sections adjoining the producing section 33. Berkley holds 6.00% W.I. in the 11-33 gas well through payout, reducing then to 4.00%. Additional wells will be drilled/tested on the acquired lands during the 2nd quarter 2005. This project is expected to make a meaningful contribution to the Company’s cash flow in 2005.

(b) Crossfield Area, Alberta

This natural gas prospect located 50 miles north of Calgary is now ready to drill. The location has been surveyed and the surface lease acquired. Formal licensing procedures will take six weeks to six months to complete as this is a “sour-gas” prospect. Berkley holds 35% working interest in this project, which has as its primary objective, natural gas in the Crossfield formation at a depth of approximately 9,800 feet. Test well drilling costs are estimated at $2,500,000. Berkley’s 35% share will be about $875,000.

(c) Brazeau Area, Alberta

This 11,500’ Nisku formation natural gas well located at 5-13-46-13 W5M in west-central Alberta was spuded on September 14, 2004 and drilled and cased to total depth. The drilling rig was released from contract on November 14, 2004. The “5-13 well” tested natural gas and condensate and was tied-in to the ATCO plant in the area and placed on production February 20, 2005 at four million cubic feet per day (4mmcf/d). The test well was drilled on budget and cost approximately $6,500,000 total when tied-in and placed on production. The Company’s share is 30% ($1,950,000 net). The Company will hold 30% working interest in production from the well through payout reducing then to 19.50%.

(d) Senex Area, Alberta

The Company and its partners have consolidated their acreage holdings at 14 sections (8,960 acres) over this multi-zone prospect which was acquired in a swap of the Skiff Area assets. The acquired properties contained two suspended oil wells which were recompleted and placed on production at an initial monthly average combined rate of over 75 barrels per day (15 barrels net). Three additional wells were drilled and cased in November/December 2004. The Company holds 20% W.I. in two of these new drills and 15% in the third. The Company participated for its 20% share in the 3-D seismic program conducted over the joint lands in January 2005. The seismic program cost $1,700,000 in total ($340,000 net). The 3-D seismic appears very helpful in planning future drilling on this multi-zone prospect.

(e) Sturgeon Lake Area, Alberta

This oil prospect is a well-defined seismic opportunity with projected recoverable reserves of 5 to 10 million barrels. Berkley holds 27.50% working interest in this prospect and it proposes to participate for 15%± of the drilling costs and farm-out the remaining 12.50%. The farmee has completed the purchase of 28.25% W.I. from a third party and now has this project drill-ready, with licensing expected for the second half 2005. The Company’s level of participation in the well costs may be influenced by the surface location obtained by the farmee. The much preferred but more difficult to obtain surface location closer to the bottom-hole target (which is under Sturgeon Lake) would see well costs of about $2.5 million. The fallback location which is more distant from the bottom-hole target would see drilling costs projected at $3.1 million.

Production Acquisitions

As reported throughout 2004, high oil and gas prices have provided the larger oil and gas producers with huge amounts of unbudgeted cash which they are now using to purchase on-line production as well as conduct aggressive drilling programs. This is the first time in several years that conventional oil and gas companies have been able or willing to compete with Income Trust Funds for on-line production. The ever increasing prices paid for on-line production and the threat of increasing interest rates has cooled-down Income Trust Funds to some degree. Also Income Trust Funds must by design, distribute large amounts of their cash to unit holders. These distributions do not seem to be finding their way back to Industry as quickly as in the past thus opening the field to cash strong conventional operators. The Company continues its watch for on-line production that may be found below the radar of both Income Trust Funds and cash strong mid-sized operators; however these opportunities too are very few.

Summary

The Company has been successful in developing new projects which offer significant upside opportunities. The Leduc and Brazeau projects hold promise for meaningful increases in cash flow while the Senex project offers a longer-range exploitation opportunity that could occupy the Company’s attention well into the future. The Crossfield and Sturgeon Lake projects are worthy ventures in their own right, however when these are added to the other projects discussed above, management believes the Company must be seen as having placed itself in a very opportune position to add shareholder value both in the short and long terms. The newly developed opportunities, when added to the Company’s existing asset base, will move the company steadily towards its growth objectives.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material respects, the building achieves breakeven on an operating and cash flow basis. There are no changes foreseen with respect to this segment.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2004	December 31, 2003	December 31, 2002
Total revenues	866,811	606,133	406,138
Loss for the year	(729,034)	(255,456)	(127,647)
Loss per share	(0.102)	(0.042)	(0.020)
Total Assets	6,759,346	3,615,691	3,829,235
Total Liabilities	2,011,631	847,724	813,302
Working Capital	(1,039,862)	(280,293)	431,740

The significant increase in total assets from 2003 to 2004 was due to the Company developing new oil and gas properties during 2004. This expansion was funded in large part by private placement financing and to a lesser extent short term payables. The result of this created a greater increase in current liabilities than current assets but a significant increase in total asset value.

Results of Operations

Three months ended December 31, 2004 (“Q4-2004”) compared with the three months ended December 31, 2003 (“Q4-2003”).

Oil and Gas

Oil and gas revenue increased approximately 88% to $263,590 for the three month period to December 31, 2004 compared to $139,967 for the same period in 2003. This increase was due both to increased product prices and increased production resulting from the acquisition of a producing property in late 2003 and a new well commenced production in August 2004. The production expenses for the fourth quarter 2004 were higher at $141,969 compared to $49,181 for 2003 and are a direct result of increased production. There was a net loss of $68,444 for the fourth quarter of 2004 whereas there was a net income of $21,479 reported for the same period in 2003. The net loss for the fourth quarter of 2004 is due to annual amortization and depletion amounts being charged to that quarter.

Real estate

Net rental loss was $2,886 for Q4-2004 compared with net loss of $6,746 for Q4-2003, primarily due to fewer repair and maintenance projects required or undertaken, respectively, in the period.

Head office-general and administrative expenses

General and administrative expenses totaled $398,795 for Q4-2004 compared with $119,254 for Q4-2003. The increase in general and administrative expenses of approximately $279,541 is due largely to stock based compensation expense and to a lesser extent increased costs of management and administrative infrastructure in place.

Loss for the period

Loss for the three months ended December 31, 2004 was $471,083 compared with a loss of $145,171 for the three months ended December 31, 2003, an increase of approximately $325,912. The change is primarily due to stock based compensation expense applied in the fourth quarter 2004.

Twelve months ended December 31, 2004 (“YTD-2004”) compared with the twelve months ended December 31, 2003 (“YTD-2003”)

Oil and Gas

In total, net oil and gas income was $187,782 for the twelve months to December 31, 2004, down from $278,147 for the same period for 2003. This was due to higher amortization and depletion charges in 2004. Revenue of $866,811 was up 43% compared to 2003 and was due to both increased production and pricing. Operating costs increased by 71% due primarily to increased production volumes and related production expenses.

Real estate

Rental revenue for YTD-2004 decreased $5,992 from YTD-2003 and net rental loss for

YTD-2004 increased $12,839 from YTD-2003. The changes were due to several larger repair and maintenance projects undertaken during the first three quarters of 2004.

Head office-general and administrative expenses

General and administrative costs for the full twelve months ended December 31, 2004, including the current quarter, were approximately $401,893 higher than YTD-2003, due primarily to the recognition of stock based compensation expense of $273,793 in 2004.

Loss for the period

Loss for the twelve months ended December 31, 2004 was $729,034 compared with $255,456 for the twelve months ended December 31, 2003, a decrease of approximately $473,578. The increase in the loss for the respective periods is due primarily to higher stock based compensation expense and to a lesser extent an increase in professional fees, management and consulting fees.

Summary of Quarterly Results

	2004	2004	2004	2004	2003	2003	2003	2003
	Dec 30	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Period Ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income before general and administration expense	(71,330)	80,922	73,149	$91,917	$139,281	$99,033	$75,031	$110,375

Loss for the year	(471,083)	(160,799)	($77,885)	($19,267)	($149,951)	($68,911)	(34,966)	($1,628)

Basic loss per Share	(0.07)	(0.02)	($0.01)	($0.00)	($0.02)	($0.01)	($0.00)	($0.00)

Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At December 31, 2004 the Company has current assets of approximately $928,739 comprised of cash and accounts receivable, offset by accounts payable of approximately $1,522,545.

Total working capital deficiency at December 31, 2004 is approximately $1,039,862, compared with a working capital deficiency of approximately $280,293 at December 31, 2003.

Total working capital deficiency includes a bank demand loan of approximately $446,056. The Company’s present arrangements with the lender call for monthly payments of $11,900. Management does not anticipate any material change to the repayment arrangements to its principal lender.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

There have been no material changes in the company’s contractual obligations since its latest fiscal year end, December 31, 2003.

Capital Resources

The Company plans to participate in all five projects as discussed above, with the Company’s interests ranging from 4% to 35%. These projects will be tested under the Cdn. $3.10 million (the Company’s share) drilling and seismic budget previously set for the fourth quarter of 2004 and the first half of 2005. Additional projects are under investigation.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company has had related party transactions in the current period and are described in Note 11 of the December 31, 2004 Annual Financial Statements.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors, however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 2(j). This change has been applied retroactively, however, the financial statements for 2003 have not been restated. Rather, the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting policies. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. This policy has no impact on the December 31, 2004 financial statements. The Company will recognize the tax liability and the decrease in shareholders equity associated with the 2004 flow through shares in the first quarter of the 2005 year.

During the year ended December 31, 2004, the Company granted stock options for the purchase of:

•	40,000 shares, exercisable by September 19, 2008 at a price of $0.74 per share

•	200,000 shares, exercisable by October 19, 2009 at a price of $0.81 per share

•	47,500 shares, exercisable by October 29, 2009 at a price of $0.77

These option grants are all vesting under the terms of the Company’s 2003 Stock Option Plan.

Compensation expense attributable to the year with respect to the newly granted options totaled $18,165, calculated using the Black-Scholes option pricing model with assumptions that were different from those reported in the annual financial statements for 2003. Total compensation expense recorded in the year, including both the newly granted options and previously granted options vesting in the period, totaled $273,793 and in the same amount to contributed surplus.

Outstanding Share Data

The Company’s authorized share capital consists of 100,000,000 common shares without par value of which 9,681,977 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

		Number of Shares
		Remaining Subject
Exercise Price Per Share	Expiry Date	to Options
$0.34	April 25, 2005	197,500

$0.52	September 19, 2008	614,000

$0.57	September 19, 2008	150,000

$0.74	September 19, 2008	27,000

$0.81	October 19, 2009	200,000

$0.77	October 29, 2009	37,500

Summary of share purchase warrants outstanding is as follows:

		Number of
Exercise Price Per Share	Expiry Date	Underlying Shares
$1.10/$1.25	November 10, 2005/2006	241,110

$1.25/$1.50	November 10, 2005/2006	553,750

$1.10/$1.25	November 30, 2005/2006	129,000

$1.25/$1.50	November 30, 2005/2006	319,500

$1.36	December 10, 2006	45,872

Subsequent Events

See note 16 of the audited annual financial statements.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Report of Independent Registered Chartered Accounting Firm

To the Shareholders of Berkley Resources Inc.:

We have audited the accompanying balance sheet of Berkley Resources Inc. (the “Company”) as at 31 December 2004 and the related statements of operations, deficit, and cash flows for the year ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 December 2004, and the results of its operations and its cash flows for the year ended 31 December 2004, in accordance with Canadian generally accepted accounting principles.

The comparative figures as at 31 December 2003 and the two year periods ended 31 December 2003 and 2002 are based on financial statements audited by other auditors who expressed unqualified opinions thereon in their reports dated 31 March 2004 and 11 April 2003.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS

23 April 2005	CHARTERED ACCOUNTANTS

BERKLEY RESOURCES INC.
BALANCE SHEETS
	December 31,
	2004		2003
	$		$
ASSETS
Current
Cash		712,678		235,225
Accounts receivable		145,422		100,003
Taxes recoverable		31,079		44,492
Prepaid expenses		17,500		29,149
Due from related party		22,060		22,060

		928,739		430,929
Prepaid oil and gas costs		376,693		—
Oil and gas properties and equipment (Note 4)		3,389,679		1,109,391
Rental property (Note 5)		2,061,915		2,075,370
Other property plant and equipment (Note 6)		2,320		1

		6,759,346		3,615,691

LIABILITIES
Current
Accounts payable and accrued liabilities		1,522,545		145,413
Bank loan (Note 7)		446,056		565,809

		1,968,601		711,222
Site restoration liabilities (Note 2(f))		43,030		136,502

		2,011,631		847,724

SHAREHOLDERS’ EQUITY
Share capital (Note 8)		5,734,921		3,254,426
Contributed surplus (Note 9)		336,558		77,390
Deficit		(1,323,764)		(563,849)

		4,747,715		2,767,967

		6,759,346		3,615,691

Approved by the Directors:

“Matt Wayrynen”	Director	“Lindsay Gorrill”	Director

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
	Years Ended December 31,
	2004		2003		2002
	$		$		$
OIL AND GAS REVENUE		866,811		606,133		406,138

Oil and gas production expenses
Operating costs		416,254		243,717		189,681
Amortization and depletion		260,000		79,500		39,900
Accretion of site restoration liabilities		2,775		4,769		—

		679,029		327,986		229,581

NET OIL AND GAS INCOME		187,782		278,147		176,557

RENTAL REVENUE		232,607		238,599		235,670

Rental operations expenses
Operating costs		209,229		198,596		168,608
Interest on bank loan		23,047		26,272		35,110
Amortization		13,455		14,016		14,600

		245,731		238,884		218,318

NET RENTAL (LOSS) INCOME		(13,124)		(285)		17,352

GENERAL AND ADMINISTRATION EXPENSES
Administrative, office services and premises		188,863		149,478		104,167
Stock based compensation		273,793		2,390		—
Consulting and management fees		310,270		252,027		159,000
Professional fees		101,121		54,342		65,959
Filing and transfer agent fees		19,413		12,176		9,467
Shareholder information		9,823		11,032		3,056
Amortization		409		20,354		3,413

		(903,692)		(501,799)		(345,062)

OTHER INCOME (EXPENSES)
Computer software written off		—		(54,988)		—
Interest and other income		—		23,469		23,506

		—		(31,519)		23,506

LOSS FOR THE YEAR		(729,034)		(255,456)		(127,647)

LOSS PER SHARE		(0.10)		(0.04)		(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		7,175,945		6,797,184		6,382,350

BERKLEY RESOURCES INC. STATEMENTS OF DEFICIT

	Years Ended December 31,
	2004		2003		2002
	$		$		$
DEFICIT, beginning of year		(563,849)		(308,393)		(180,746)
Retroactive adjustment
- Stock based compensation (Note 3a)		(30,881)		—		—

		(594,730)		(308,393)		(108,746)
Net loss for the year		(729,034)		(255,456)		(127,647)

DEFICIT, end of year		(1,323,764)		(563,849)		(308,393)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004		2003		2002
	$		$		$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year		(729,034)		(255,456)		(127,647)
Items not requiring cash in the year
Accretion of site restoration liability		2,775		4,769		—
Amortization and depletion		273,864		113,870		57,913
Computer software written off		—		54,988		—
Stock based compensation		273,793		2,390		—

		(178,602)		(79,439)		(69,734)
Net change in non-cash working capital balances
Accounts receivable		(45,419)		11,155		6,955
Prepaid expenses		11,649		(2,527)		(25,131)
Due from related party		—		(12,060)		—
Computer software held for resale		—		(4,008)		(50,980)
Taxes recoverable		13,413		(40,370)		—
Accounts payable and accrued liabilities		1,377,239		62,545		(43,225)

		1,178,280		(64,704)		(182,115)

INVESTING ACTIVITIES
Prepaid oil and gas costs		(376,693)		—		—
Oil and gas properties and equipment, net		(2,540,288)		(582,707)		(25,458)
Other capital assets		(2,728)		—		(17,800)
Site reclamation recovery		(96,247)		—		—

		(3,015,956)		(582,707)		(43,258)

FINANCING ACTIVITIES
Repayment of bank loan		(119,753)		(109,424)		(107,690)
Issuance of common shares		2,434,882		5,100		250,000

		2,315,129		(104,324)		142,310

Increase (decrease) in cash for the year		477,453		(751,735)		(83,063)
CASH, beginning of the year		235,225		986,960		1,070,023

CASH, end of the year		712,678		235,225		986,960

CASH IS COMPRISED OF:
Cash		712,678		235,225		36,230
Bankers’ acceptances and treasury bills		—		—		950,730

		712,678		235,225		986,960

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS (continued)

	Years Ended December 31,
	2004		2003		2002
	$		$		$
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Site reclamation recovery		96,247		—		—
Stock option compensation		273,793		2,390		—
SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE
Interest on long term debt		23,047		26,272		35,110

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

Berkley Resources Inc. (“the Company or Berkley”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986 The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

The Company will likely have to periodically raise additional funds to participate in future exploration and development work on its petroleum and natural gas properties. Management intends to issue additional shares in the upcoming year for this purpose.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 14.

Certain comparative balances have been reclassified to conform with current year accounting policies and financial statement presentation.

(b) Currency

All amounts in these financial statements are expressed in Canadian dollars.

(c) Revenue recognition

Revenue associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year received from third party purchasers on delivery. Differences between production and amounts delivered and sold are not significant.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

(d) Oil and gas properties and equipment

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. The Company does not capitalize interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties.

Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

In accordance with guidelines published by the Canadian Institute of Chartered Accountants, the company applies an annual “ceiling test” by cost centre to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on commodity prices in effect at the financial statement date and current operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value for all cost centres is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion.

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Oil and gas properties and equipment (continued)

Substantially all of the Company’s oil and gas interests are conducted jointly with others. The financial statements reflect only the Company’s share of assets, liabilities, and operations.

(f) Site restoration liability

In accordance with the new Handbook Section 3110 of the Canadian Institute of Chartered Accountants, the Company recognizes the fair value of its liability for asset retirement obligations, which in the oil and gas industry are categorized as “site restoration costs”, in the year in which such liability is incurred. Upon recognition of an asset retirement obligation, the capitalized cost of the oil and gas property is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. This policy has been applied prospectively commencing January 1, 2003. The Company evaluated its site restoration costs effective January 1, 2003 on a present value basis, giving regard to known estimated site restoration costs and the estimated time period in which the restoration work will need to be performed. The present value of the site restoration costs were added to the capitalized cost of the oil and gas properties and recorded as a liability at the equivalent amount.

The following table sets out the activity for the Company’s site restoration liabilities for the years ending December 31, 2004 and 2003:

	2004		2003
	$		$
Opening balance		136,502		55,200
Accretion		2,775		4,769
Additions		22,915		76,533
Reduction due to subsequent
Disposal (Note 15(a))		(119,162)		—

		43,030		136,502

(g) Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life, currently at the rate of 4% per annum by the declining balance method.

Other capital assets consist of computer equipment and is amortized at the rate of 30% per annum by the declining balance method.

(h) Financial instruments

The Company’s financial instruments include cash, accounts receivable, taxes recoverable, due from related party, accounts payable and accrued liabilities and bank loan. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant credit or currency risk on financial instruments. It is exposed to interest risk on its bank loan.

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of useful lives of oil and gas properties and equipment and the rental property for purposes of calculating amortization and depletion.

(j) Stock based compensation plan

Compensation expense is recorded for the estimated fair value of stock options granted. The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital (Note 3).

(k) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding in the year. Diluted loss per share on the potential exercise of share options and warrants is not presented where it is anti-dilutive.

(l) Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

NOTE 3 — ACCOUNTING CHANGES

(a)	Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors, however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 2(j). This change has been applied retroactively, however, the financial statements for 2003 have not been restated. Rather, the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting principles. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

(b)	Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. This policy has no impact on the December 31, 2004 financial statements. The Company will recognize the tax liability and the decrease in shareholders equity associated with the 2004 flow through shares in the first quarter of the 2005 year.

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 4 — OIL AND GAS PROPERTIES AND EQUIPMENT

	2004		2003
	$		$
Oil and gas properties and equipment, cost		6,633,806		4,093,518
Less: Accumulated amortization and depletion		(3,244,127)		(2,984,127)

		3,389,679		1,109,391

Oil and gas properties and equipment includes the cost of unproven properties of approximately $188,918 (2003 — $208,000) which are currently not subject to depletion. The company expects to incur additional oil and gas expenditures in 2005 of approximately $2,000,000 to further develop its existing properties. The company expects to finance these expenditures through debt (Note 15b), existing production revenue and a farm out of a portion of its property interests (if required). In addition, the company may make further oil and gas expenditures on new properties as finances permit.

During the year ended December 31, 2004, four property areas produced 76% of the total oil and gas revenue. There is no guarantee that this revenue will continue in future periods.

NOTE 5 — RENTAL PROPERTY

	2004		2003
	$		$
Building, at cost (Note 15(b))		447,652		447,652
Less: Accumulated amortization		(124,731)		(111,276)

		322,921		336,376
Land, at cost		1,738,994		1,738,994

		2,061,915		2,075,370

NOTE 6 — OTHER PROPERTY PLANT AND EQUIPMENT

	2004					2003
			Accumulated
	Cost		Amortization	Net		Net

	$		$	$		$
Computer equipment		15,564	(13,245)		2,319	—
Furniture and fixtures		5,585	(5,585)		—	—
Truck		39,040	(39,039)		1	1

		60,189	(57,869)		2,320	1

NOTE 7 — BANK LOAN

The bank loan is payable to the Canadian Imperial Bank of Commerce (“CIBC”), bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage in the amount of $1,304,000 over the Company’s rental property (Note 5) and an assignment of rents and insurance. Also, two directors have supplied guarantees of $150,000 each. The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at December 31, 2004, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 8 — SHARE CAPITAL

(a) Authorized

100,000,000 common shares, without par value

	2004			2003
	Number of			Number of
	shares	Amount		shares	Amount

Issued and fully paid		$			$
Balance, beginning of year	6,810,934		3,254,426	6,795,934		3,249,326

Issued in the year for cash:
Pursuant to private placements
- flow-through	1,726,500		1,726,500	—		—
- non flow-through	811,543		819,800	—		—
Exercise of stock options	333,000		134,220	15,000		5,100
Less share issuance costs	—		(245,638)	—		—
Add contributed surplus on
exercise of stock options (Note 9)	—		45,613	—		—
Balance, end of year	9,681,977		5,734,921	6,810,934		3,254,426

(b) Warrants
	2004		2003
	Number of shares		Number of shares
	subject to warrants	Exercise price range	subject to warrants	Exercise price range

Outstanding, beginning of year	—	—	—	—
Granted	1,289,232	$1.10/$1.50	—	—
Outstanding, end of year	1,289,232	$1.10/$1.50	—	-

At December 31, 2004, the following share purchase warrants were outstanding:

Number of		Exercise price

warrants	Expiry date	Range

241,110	November 10, 2005/2006	$1.10/$1.25

553,750	November 10, 2005/2006	$1.25/$1.50

129,000	November 30, 2005/2006	$1.10/$1.25

319,500	November 30, 2005/2006	$1.25/$1.50

45,872	December 1, 2006	$1.36

1,289,232

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 8 — SHARE CAPITAL (continued)

(c) Management incentive options

The Company has established a 2003 Stock Option Plan (“the Plan”) which provides for the granting of options to acquire up to 1,350,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options granted are to be with the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

1) 20% during the first six months after the date of the grant;
2) 20% at the end of nine months after the date of grant;
3) 20% at the end of the twelve months after the date of grant;
4) 20% at the end of the fifteen months after the date of grant;
5) 20% at the end of the eighteen months after the date of grant.

	2004		2003
	Number	Weighted	Number	Weighted average
	of	Average exercise	of	exercise price per
	shares subject to	price per share	shares	share
	option	—	subject to	—
	—		option

Balance outstanding, beginning of year	1,302,500	$0.49	437,500	$0.34
Activity in the year
Granted	287,500	0.79	885,000	0.53
Exercised	(333,000)	0.40	(15,000)	0.34
Cancelled	(31,000)	0.64	—
Lapsed	—		(5,000)	0.52

Balance outstanding, end of year	1,226,000	$0.57	1,302,500	$0.49

Vested, end of year	808,347	$0.49	653,750	$0.40

The weighted average grant date fair value of options granted in 2004 was $0.51 per share (2003: $0.42).

A summary of management incentive options outstanding is as follows:

		2004	2003
Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31

$0.34	April 25, 2005	197,500	422,500

$0.52	September 19, 2008	614,000	730,000

$0.57	September 19, 2008	150,000	150,000

$0.74	September 19, 2008	27,000	—

$0.81	October 19, 2009	200,000	—

$0.77	October 29, 2009	37,000	—

		1,226,000	1,302,500

The fair value of the stock options granted were determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk free interest rate	3.82%	3.5%
Weighted average life	3 years	3 years
Volatility factor	62.87%	85.95%
Dividend yield	0%	0%

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 8 — SHARE CAPITAL (continued)

(c) Management incentive options (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

NOTE 9 — CONTRIBUTED SURPLUS

	2004		2003
	$		$
Balance, beginning of year		77,390		75,000
Retroactive adjustment -
Stock-based compensation (Note 3a)		30,988		—
Stock-based compensation on issue
Of options		273,793		2,390
Exercise of stock options (Note 8(a))		(45,613)		—

Balance, end of year		336,558		77,390

NOTE 10 — INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	December 31,
	2004		2003		2002
Statutory rate		35%		40%		44%
	$		$		$
Income taxes recovered at the Canadian statutory rate		1,095,002		102,000		51,000
Benefit of tax losses not recognized In year		(1,095,002)		(102,000)		(51,000)

		—		—		—

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	December 31,
	2004		2003		2002
	$		$		$
Operating loss carry forwards, expiring 2005-2011		302,542		66,000		1,000
Property, plant and equipment		333,262		—		—
Undetected resource property acquisition and exploration expenditures		2,492,774		500,000		244,000

Deferred tax assets		3,128,578		566,000		245,000
Less: valuation allowance		(3,128,578)		(566,000)		(245,000)

Net deferred tax assets		—		—		—

NOTE 11 — RELATED PARTY TRANSACTIONS

(a) As at December 31, 2004 there is $22,060 due from a Director (2003: $22,060).

(b) Accounts payable at December 31, 2004 includes $20,975 owed to Directors and or former Directors.

(c) Management and consulting fees totalling $193,257 were paid to Directors and their private companies in 2004 (2003: $129,927).

(d) During the year, current and or former Directors and or Officers exercised 320,000 options for total proceeds of $126,800 (2003: 15,000 options for total proceeds of $5,100). In addition, current and or former Directors and Officers subscribed for 476,000 shares of the Company for total proceeds of $476,000 (2003: none).

(e) Consulting fees totalling $96,000 were paid to a former Director and his spouse in 2004 (2003:

$96,000).

(f) Administrative services, office supplies and accounting charges totalling $79,200 were paid to a private company owned by public companies having common Directors (2003: $55,592).

NOTE 12 — COMMITTMENTS

Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to make the following future payments, by fiscal year:

2005	$96,000

2006	96,000

$192,000

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 13 — SEGMENT DISCLOSURE

The Company operates in two segments – oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:

	2004		2003
Assets by operating segment	$		$
Oil and gas		4,520,389		1,251,126
Real estate		2,010,262		2,076,203
Assets not allocated
Head office		228,695		288,362

		6,759,346		3,615,691

		2004		2003

Capital expenditures by segment	$		$
Oil and gas		—		582,707
Head office		2,728		—

		2,728		582,707

All of the Company’s operations are in Canada. Rental revenue of $6,000 (2003: $6,000) has been eliminated on consolidation representing the rental of office premises by the corporate head office.

NOTE 14 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

The financial statements of Berkley have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The material differences between Canadian and US GAAP and their effect on Berkley’s financial statements are summarized below:

Statement of operations
	2004		2003		2002
	$		$		$
Loss for the year under Canadian GAAP		(729,034)		(255,456)		(127,647)
(Additional) reduction in depletion of oil and gas Properties under US GAAP (a)		—		—		(14,200)
Increase in compensation expense arising From stock options (b)		—		—		(50,000)

Loss for the year under US GAAP		(729,034)		(255,456)		(191,847)

Loss per share under US GAAP		(0.10)		(0.04)		(0.03)

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 14 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (continued)

Statement of Cash Flows
	2004		2003		2002
	$		$		$
Increase (decrease) in cash during the year - Canadian GAAP		477,453		(751,735)		(83,063)
Decrease (increase) in marketable securities (c)		—		950,730		(240,022)

Increase (decrease) in cash during the year under US GAAP		477,453		198,895		(323,085)

Balance Sheets
	2004		2003
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Oil and gas properties (a)	$ 3,389,679	$ 3,487,479	$ 1,109,391	$ 1,207,191

Shareholder’s equity (a)	4,747,715	4,845,515	2,767,967	2,865,767

(a)	Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10%, but without taking into account provisions for future administrative costs. Under Canadian GAAP, the ceiling test is based on undiscounted future net operating revenues, but does require taking into account future administrative costs. The cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2004 is that additional depletion of $97,800 has been recorded under Canadian GAAP. There was no provision for impairment required in 2004 on the basis of the ceiling test applied by either of the Canadian or US methods. In 2002, additional depletion of $14,200 was required under US GAAP.

(b)	During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 2(j) and 3, with retroactive application with restatement of the prior year’s statement of operations. Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation – Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2004 is not materially different between US and Canadian GAAP.

In 2001, the stock compensation expense of $50,000 under US GAAP relates to the expense as measured by the intrinsic value method in accordance with SFAS No. 123 and Accounting Principles Board Opinion No. 25.

(c)	Under US GAAP, banker’s acceptances and treasury bills held at December 31, 2003 and 2002 would have been classified as marketable securities rather than cash.

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 14 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (continued)

(d) Pro-forma disclosure of asset retirement obligations

SFAS 143 “Accounting for Asset Retirement Obligations” requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June
15, 2002. The Company has adopted CICA Handbook Section 3110, which is in all material respects the same as FASB 143, effective January 1, 2003. Accordingly, there were no material differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

(e) Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004, 2003 and 2002.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made. There was no premium on the flow-through shares issued for all periods presented.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. At December 31, 2004, unexpended flow through funds were $897,000 (2003 — $0).

(f)	In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial

Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

NOTE 15 – SUBSEQUENT EVENTS

(a)	Effective March 1, 2005, the Company disposed of its interest in its Halkirk property for $112,500. In addition, the Company is in the process of disposing a second property, the final terms of which have not yet been determined.

(b)	On March 16, 2005, the Company secured a mortgage to provide $1,000,000. The mortgage bears interest at prime plus 4% per annum (minimum 9.5% per annum) with monthly interest only payments of $7,917 and is secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement.